

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 20, 2012

<u>Via E-mail</u>
Scott Richter
LeClair Ryan
951 East Byrd Street, Eighth Floor
Richmond, VA 23219

> **Re: Cardinal Bankshares Corporation ("Cardinal" or "the Company")**
> **DEFA14A filed April 19, 2012**
> **DEFC14A filed April 12, 2012**
> **File No. 0-28780**

Dear Mr. Richter:

The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has reviewed the filing listed above. Our comments follow. Unless otherwise noted, all defined terms used in this letter have the same meaning as in the proxy statement listed above.

Please understand that the purpose of our review process is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review.

Feel free to contact me at the phone number listed at the end of this letter with any questions about these comments or your filing generally.

<u>General</u>

1. In your definitive proxy statement filed on April 12, 2012, you included the following statement with respect to your nominees: "The Board of Directors has no reason to believe that any of the named nominees will be unable to serve as a director. Each of the nominees has consented to be named in the Proxy Statement and to serve if elected." At the time that these statements were made in the document, the Schaller Coalition was soliciting in favor of five nominees for a six-member board. Therefore, when this disclosure was made, your nominees knew that at least one of them could be serving on the board of directors with one or more Schaller nominees. Now, as you are aware, the Schaller Coalition has reduced the number of nominees for whom it is soliciting proxies to three persons. Therefore, even if all Schaller nominees are elected, they will not control a majority of the board. Now for the first time in your letter to shareholders filed April 19, 2012, you are informing shareholders that if even one Schaller nominee is

elected to the board, none of your nominees will serve with such person(s). Your proxy statement must be revised to clearly address this apparent change of heart, why it occurred, and the potential impact on Cardinal.

2. See our comment above. In addition, revise your proxy statement to reflect the revised number of board nominees being supported by the Schaller Coalition.

DFAN14A filed April 19, 2012

3. As to the statistics you cite, provide supplemental documentation supporting the claims made. As an example, we note the assertion on page 3 of the letter to shareholders that your shareholders equity is 35% higher than "local Virginia peer banks."

4. Refer to the last comment above. Identify the "Virginia peer banks" to which you refer. Provide the same explanation with respect to your comparisons of loan loss reserves.

5. Provide additional details concerning and support for your assertions that customers "representing material accounts" and potential loan customers have stated they will not do business with Cardinal if the Schaller Coalition nominees are elected. How many individuals or entities are you referencing? What was the form of your communications with these persons or entities? When did they occur? Did they occur before the Schaller Coalition reduced the number of nominees for which it is soliciting to less than a majority of the board?

6. Refer to page 4 of the letter to shareholders. Provide a basis for your belief that the Schaller Coalition seeks to sell the Bank if its nominees are elected. We note that the Coalition in its proxy materials explicitly states that a sale is not its current intent.

7. Please provide some background disclosure concerning the events leading up to the current proxy contest. For example, what have been your contacts with affiliates of the group calling itself the Coalition to Improve the Bank of Floyd? Generally describe the form of the contacts, when they occurred, and the substance of the communications.

8. Refer to number 4 on page 4 of the letter to shareholders. Explain your statement that if even one Schaller Coalition nominee is elected to the board "they will be running the show." It seems that even if all Schaller nominees are elected, they would not have control of the board, since they will hold three seats on a six-member board. .

Closing Information

        Please amend your filings in response to these comments. We may have further comments upon receipt of your amendments; therefore, please allow adequate time after the filing of the amendment for further staff review.

You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

Please direct any questions about these comments or your filings to me at 202-551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions